UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX
SIGNATURES
EX-10.1

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     On August 28, 2009, Eurand N.V. (the “Company”) announced that the U.S. Food and Drug Administration granted final approval of the Company’s New Drug Application for ZENPEP™, a porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency. On January 3, 2006, the Company entered into a supply contract (the “Agreement”) with Nordmark Arzneimittel GmbH & Co. (“Nordmark”), under which Nordmark is our non-exclusive manufacturer and supplier of Pancreatin, the primary component of ZENPEP™. As a result of receiving marketing authorization for ZENPEP™ in the United States, the term of the Agreement has commenced. Nordmark currently is our sole supplier of Pancreatin.
EXHIBIT INDEX
10.1	Supply Contract, dated as of January 3, 2006, by and among Eurand S.p.A. and Nordmark Arzneimittel GmbH & Co. (filed herewith). †

†	Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 31, 2009

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary